Exhibit 99.1

Bragg Gaming Extends New Content Rollout Following Launch with WynnBET in New Jersey

Rollout of new proprietary content from Bragg Studios extends relationship with established iGaming operator in key U.S. jurisdiction

TORONTO, May 30, 2023 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or “the Company”), today announced that it has launched its new content and Remote Game Server (“RGS”) technology with WynnBET Casino and Sportsbook in New Jersey. The launch expands the reach of the Company’s new Bragg Studios proprietary content in the U.S. and further demonstrates the continued progress of the Company’s North American expansion initiative.

Proprietary content from Bragg Studios - including Fairy Dust from Atomic Slot Lab – as well as new exclusive premium content from the Company’s Powered by Bragg portfolio is now available for WynnBET’s customers in New Jersey at https://www.wynnbet.com/nj. Bragg’s proprietary and exclusive content is delivered to WynnBET players via its new RGS technology.

The roll-out of Bragg’s new content with WynnBET in New Jersey extends an existing collaboration between the two online gaming companies in North America as Bragg also provides iGaming content to WynnBET’s players in New Jersey and Michigan through its Spin Games RGS.

According to H2 Gambling Capital, the interactive casino market in New Jersey is on track to generate US $1.86 billion in Gross Win in 2023, making it one of the largest regulated iCasino markets in the U.S.

Kunal Mishra, Chief Operating Officer, Americas for Bragg Gaming Group, said, “We are delighted to further build on our relationship with WynnBET by extending the reach of our new games to their players in New Jersey. We are confident our innovative proprietary and exclusive third-party games will help WynnBET continue engaging with their existing players at high levels and attract new players.

“This new content introduction highlights the continued successful introduction of our proprietary and third-party content with leading North American iGaming operators. We expect this ongoing rollout of our new content and RGS technology in New Jersey, one of the country’s largest iCasino markets, will help drive consistent, long-term growth.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more here: https://bragg.group

Contacts:

Yaniv Spielberg	Joseph Jaffoni, Richard Land, James Leahy
Chief Strategy Officer	JCIR
Bragg Gaming Group	212-835-8500 or bragg@jcir.com
investors@bragg.games